UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)

                     CLASSIC RESTAURANTS INTERNATIONAL, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   182734 10 3
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 182734 10 3                                         PAGE 2 OF 4 PAGES

                                  SCHEDULE 13G

1            NAME OF REPORTING PERSONS                   JAMES ROBERT SHAW
                                                         CROWN RESOURCES, INC.
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                       (See Instructions)                               (b) [ ]
3            SEC USE ONLY


4            CITIZENSHIP OR PLACE OF ORGANIZATION
             JAMES ROBERT SHAW -  UNITED STATES
             CROWN RESOURCES, INC. - GEORGIA

      NUMBER OF        5                SOLE VOTING POWER
     SHARES BENE                        JAMES ROBERT SHAW              250,000
      FICIALLY                          CROWN RESOURCES, INC.          243,567
      OWNED BY
     EACH REPORT
     ING PERSON
        WITH

                       6                SHARED VOTING POWER
                                        JAMES ROBERT SHAW              100,000
                                        CROWN RESOURCES, INC.                0

                       7                SOLE DISPOSITIVE POWER
                                        JAMES ROBERT SHAW              250,000
                                        CROWN RESOURCES, INC.          243,567

                       8                SHARED DISPOSITIVE POWER
                                        JAMES ROBERT SHAW              100,000
                                        CROWN RESOURCES, INC.                0

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             JAMES ROBERT SHAW                           350,000
             CROWN RESOURCES INC.                        243,567

10            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES (See Instructions)                            [ ]

11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              JAMES ROBERT SHAW                           10.0 %
              CROWN RESOURCES INC.                         7.0 %

12            TYPE OF REPORTING PERSON (See Instructions)
              JAMES ROBERT SHAW                           IN
              CROWN RESOURCES INC.                        CO

CUSIP NO. 182734 10 3                                          PAGE 3 OF 4 PAGES

ITEM. 1(A).       NAME OF ISSUER:

The  issuer  to  which  this   Schedule  13G  relates  is  Classic   Restaurants
International, Inc. (the "Issuer").

ITEM 1(B).        ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 3500 Parkway Lane, Suite 435, Norcross, Georgia 30092.

ITEM 2(A).        NAME OF PERSON FILING:

The persons filing this statement are:

                  James Robert Shaw; and
                  Crown Resources, Inc.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Mr. Shaw's principal business address is: 3500 Parkway Lane, Suite 435, Norcross, Georgia 30092.

Crown Resources Inc.'s principal business address is: 1817 Bally Bunion Dr., Duluth, Georgia 30155.

ITEM 2(C)         CITIZENSHIP:

Mr. Shaw is a U.S. Citizen.  Crown Resources Inc. is a Georgia corporation.

ITEM 2(D)         TITLE AND CLASS OF SECURITIES:

The class of equity securities to which this Schedule 13G relates is the Issuer's Class A Common Stock.

ITEM 2(E)         CUSIP NUMBER:

The CUSIP Number for the Class A Common Stock is 182734 10 3.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-(B), CHECK WHETHER THE PERSON FILING IS: Not Applicable.

(a)      [  ]     Broker or Dealer registered under Section 15 of the Act.
(b)      [  ]     Bank as defined in sectoin 3(a)(6) of the Act.
(c)      [  ]     Insurance Company as defined in section 3(a)(19) of the Act.
(d)      [  ]     Investment Company registered under section 8 of the
                  Investment Company Act.
(e)      [  ]     Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940.
(f)               [ ] Employee  Benefit  Plan,  Pension Fund which is subject to the provisions of the Employee  Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d- 1(b)(1)(ii)(F).
(g)      [  ]     Parent Holding Company, in accordance with ss.
                  240.13d-1(b)(ii)(G) (Note See Item 7)
(h)      [  ]     Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

CUSIP NO. 182734 10 3                                       PAGE 4 OF 4 PAGES

ITEM 4.  OWNERSHIP.

See Cover Page Items 5-8.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATON AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.          CERTIFICATION.

Not Applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997        /s/James Robert Shaw
                                James Robert Shaw


                                CROWN RESOURCES INC.


Date:  February 14, 1997        By:/s/James R. Shaw
                                   James Robert Shaw
                                   President

I13G-2-97.ORG